UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
 (Amendment No. 2) *

Exscientia plc
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

30223G102
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 57777K106	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
Andrew Hopkins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
18,626,300 shares

	6	SHARED VOTING POWER
498,600 shares

	7	SOLE DISPOSITIVE POWER
18,626,300 shares

	8	SHARED DISPOSITIVE POWER
498,600 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,124,900 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.56%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1Based upon 122,939,686 Ordinary Shares of the Issuer outstanding as of September 30, 2023, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 9, 2023.

CUSIP NO. 57777K106	Page 3 of 5 Pages
Item 1 (a).	Name of Issuer: Exscientia plc

Item 1 (b).	Address of Issuer’s Principal Executive Offices: The Schrödinger Building, Oxford Science Park, Oxford OX4 4GE, United Kingdom

Item 2 (a).	Name of Person Filing: Andrew Hopkins

Item 2 (b).	Address of Principal Business Office or, if none, Residence: Copse House, 61B Oxford Road, Abingdon, Oxfordshire, OX14 2AA, United Kingdom

Item 2 (c).	Citizenship: The Reporting Person is a British citizen.

Item 2 (d).	Title of Class of Securities: Ordinary Shares

Item 2 (e).	CUSIP Number: 30223G102

Item 3.	If this Statement is filed pursuant to §§240.13d‑1(b) or 240.13d‑2(b) or(c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d‑1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d‑1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d‑1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution, in accordance with §240.13d‑1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d‑1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d‑1(b)(1)(ii)(J), please specify the type of institution.

Not applicable.

Item 4.	Ownership

(a)
Amount beneficially owned:  See Row 9 of the cover page.  The Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of the Reporting Person’s pecuniary interest therein.

(b)	Percent of class: See Row 11 of the cover page.

CUSIP NO. 57777K106	Page 4 of 5 Pages
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of the cover page.
(ii)	Shared power to vote or to direct the vote: See Row 6 of the cover page.
(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of the cover page.
(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of the cover page.

The Reporting Person may be deemed the beneficial owner of 19,124,900 Ordinary Shares, which consists of 16,526,300 Ordinary Shares held by the Reporting Person, 2,100,000 Ordinary Shares held in trust by the Nia Hopkins Charitable Trust (the “Trust”) and 498,600 held by Iva Hopkins Navratilova, the Reporting Person’s spouse. The Reporting Person is the sole trustee of the Trust and retains sole voting power over the shares held by the Trust.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not Applicable.

CUSIP NO. 57777K106	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

/s/ Andrew Hopkins
Name: Andrew Hopkins